                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549
                __________________________________________

                              FORM 11-K

(Mark one)
[  X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 1993

[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______  to _______

                  Commission file number 1-9018

             ____________________________________________

     METROPOLITAN FINANCIAL CORPORATION 401(k) SAVINGS PLAN
       1000 Metropolitan Centre, 333 South Seventh Street
                  Minneapolis, Minnesota 55402

        (Full title of the plan and address of the plan)
            _____________________________________________


              METROPOLITAN FINANCIAL CORPORATION
         1000 Metropolitan Centre, 333 South Seventh Street
                 Minneapolis, Minnesota 55402

   (Name and address of principal executive offices of the issuer of the securities)

Metropolitan Financial Corporation 401(k) Savings Plan (the
"Plan") is subject to the provisions of the Employee
Retirement Income Security Act of 1974, as amended
("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.



Financial Statements and Schedules                   Page

Report of Independent Auditors                          1

Statements of Net Assets Available
  for Plan Benefits                                     2

Statements of Changes in Net Assets
  Available for Plan Benefits                           3

Notes to Financial Statements                        9-12

Schedule of Assets Held for Investment              13-14

Schedule of Transactions or Series
  of Transactions in Excess
  of 5% of the Current Value of Plan Assets         15-16

              Financial Statements and Schedules

              Metropolitan Financial Corporation
                     401(k) Savings Plan

         Years ended December 31, 1993, 1992 and 1991 with Report of Independent Auditors

Metropolitan Financial Corporation
401(k) Savings Plan

Financial Statements and Schedules

                      TABLE OF CONTENTS

Report of Independent Auditors...................................  1

Audited Financial Statements and Schedules

Statements of Net Assets Available for Benefits..................  2
Statements of Changes in Net Assets Available for Benefits.......  3
Notes to Financial Statements....................................  9
Schedule of Investments Held for Investment...................... 13
Schedule of Transactions or Series of Transactions in Excess
  of 5% of the Current Value of Plan Assets...................... 15

                  Report of Independent Auditors

To the Trustees and Participants
Metropolitan Financial Corporation
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Metropolitan Financial Corporation 401(k) Savings Plan ("the Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992 and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of investments held and transactions or series of transactions in excess of 5% of the current value of plan assets as of and for the year ended December 31, 1993 are presented for the purposes of complying with the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



                                                              Ernst & Young
Minneapolis, Minnesota
June 24, 1994

Metropolitan Financial Corporation
401(k) Savings Plan

Statements of Net Assets Available for Benefits



                                                                             December 31
                                                                        1993        1992
________________________________________________________________________________________
Assets
Cash and cash equivalents                                            $29,172  $1,617,901
Investments at fair value (Note 1)
  Interest bearing savings account                                 1,529,579   1,026,533
  Savings certificates                                             7,598,477   5,190,000
  Mutual funds                                                     7,499,585   3,937,753
  Metropolitan Financial Corporation Common Stock                 23,004,168  17,030,633
  Individual annuity cash value                                      761,367     843,558
________________________________________________________________________________________
                                                                  40,393,176  28,028,477
Contributions and other receivables                                  467,958     318,397
Participant loans (Note 5)                                         1,894,588   1,088,230
________________________________________________________________________________________
                                                                  42,784,894  31,053,005

Liabilities
Other liabilities                                                    227,118      60,402
________________________________________________________________________________________
Net assets available for benefits                                $42,557,776 $30,992,603
========================================================================================

See notes to financial statements.



Metropolitan Financial Corporation
401(k) Savings Plan

Statements of Changes in Net Assets
Available for Plan Benefits

For the year ended December 31, 1993



                                                                                Fixed  Guaranteed
                                                                               Income    Interest
_________________________________________________________________________________________________

Net assets available for benefits at January 1, 1993                       $843,295  $7,874,802

Additions:
  Contributions from employer
  Employee contributions                                                                1,228,359
  Interest and dividend income                                                 13,814     342,100
_________________________________________________________________________________________________
                                                                               13,814   1,570,459

Deductions:
  Benefit payments                                                            (36,051) (2,481,610)
  Forfeitures                                                                              (3,268)
  Other                                                                           (61)    (18,701)
_________________________________________________________________________________________________
                                                                              (36,112) (2,503,579)

Plan transfers in:
  Security Financial Group, Inc. ESOP 401(k) Plan                                          60,221
  American Charter Federal Savings and Loan Association
    Cash of Deferred Profit Sharing Plan                                                1,319,791
  Home Owners Savings Bank, FSB Incentive Savings Plan                                    300,512
  Columbia Savings Association Deferred Compensation Plan                               1,444,827
__________________________________________________________________________________________________
                                                                                        3,125,351

Net realized/unrealized appreciation
  in fair value of investments                                                 37,733
Interfund transfers                                                          (103,856)   (828,033)
_________________________________________________________________________________________________
Net additions (deductions)                                                    (88,421)  1,364,198
_________________________________________________________________________________________________
Net assets available for benefits at December 31, 1993                       $754,874  $9,239,000
=================================================================================================

See notes to financial statements







Metropolitan
   Financial    Plymouth      Plymouth
 Corporation      Growth     Strategic        Plymouth
      Common      Oppor-        Oppor-      Income and   Participant
       Stock    tunities      tunities          Growth         Loans         Total
__________________________________________________________________________________

$17,176,401   $1,790,114      $939,398      $1,280,364    $1,088,229   $30,992,603


  2,640,697                                                              2,640,697
    872,707      712,469       273,181         498,713                   3,585,429
    489,516        6,874       119,151          47,787        86,548     1,105,790
__________________________________________________________________________________
  4,002,920      719,343       392,332         546,500        86,548     7,331,916


 (1,963,495)    (557,057)     (150,507)       (381,398)      (41,433)   (5,611,551)
    (64,025)          29                            12                     (67,252)
      1,065       (1,694)          193          (4,278)                    (23,476)
__________________________________________________________________________________
 (2,026,455)    (558,722)     (150,314)       (385,664)      (41,433)   (5,702,279)


     59,299       12,419         5,365           4,682                     141,986

                 815,358       186,065         546,984                   2,868,198
    220,460       75,924        33,613          35,203         35,250      700,962
     75,741      163,414        79,186         165,460         55,002    1,983,630
__________________________________________________________________________________
    355,500    1,067,115       304,229         752,329         90,252    5,694,776


  3,353,117      518,090        69,332         262,488                   4,240,760
    270,464       13,564      (270,245)        247,116        670,990            -
__________________________________________________________________________________
  5,955,546    1,759,390       345,334       1,422,769        806,357   11,565,173
__________________________________________________________________________________
$23,131,947   $3,549,504    $1,284,732      $2,703,133     $1,894,586  $42,557,776
==================================================================================






Metropolitan Financial Corporation
401(k) Savings Plan

Statement of Changes in Net Assets
Available for Benefits (continued)

For the Year ended December 31, 1992






                                                                          Fixed    Guaranteed
                                                                         Income      Interest
_____________________________________________________________________________________________

Net assets available for benefits at January 1, 1992                 $1,037,917    $7,576,033

Additions:
  Contributions from employer
  Employee contributions                                                            1,278,780
  Interest and dividend income                                           72,371       426,845
_____________________________________________________________________________________________
                                                                         72,371     1,705,625

Deductions:
  Benefit payments                                                      (86,956)     (513,641)
  Forfeitures                                                              (178)       (5,188)
  Other                                                                  (5,579)      (12,007)
_____________________________________________________________________________________________
                                                                        (92,713)     (530,836)

Net realized/unrealized appreciation (depreciation)
  in fair value of investments
Interfund transfers                                                    (174,280)     (876,020)
_____________________________________________________________________________________________
Net additions (deductions)                                             (194,622)      298,769
_____________________________________________________________________________________________
Net assets available for benefits at December 31, 1992             $    843,295    $7,874,802
=============================================================================================


See notes to financial statements.










Metropolitan
   Financial      Plymouth
 Corporation        Growth        Plymouth        Plymouth
      Common        Oppor-         Special      Income and   Participant
       Stock      tunities      Situations          Growth         Loans        Total
______________________________________________________________________________________

 $8,225,196     $1,148,763        $759,933        $948,210    $769,394    $20,465,446


  1,941,327                                                                 1,941,327
    439,197        418,573         189,991         326,124                  2,652,665
    223,932        104,999          77,478          93,325      70,632      1,069,582
_____________________________________________________________________________________
  2,604,456        523,572         267,469         419,449      70,632      5,663,574


   (683,393)       (73,125)        (56,643)        (98,345)                (1,512,103)
    (32,586)        (3,354)         (2,575)         (3,519)                   (47,400)
     (2,605)           (38)            (37)                                   (20,266)
_____________________________________________________________________________________
   (718,584)       (76,517)        (59,255)       (101,864)                (1,579,769)




  6,325,587         96,300          23,629          (2,164)                 6,443,352
    739,746         97,996         (52,378)         16,733     248,203             --
_____________________________________________________________________________________
  8,951,205        641,351         179,465         332,154     318,835     10,527,157
_____________________________________________________________________________________
$17,176,401     $1,790,114        $939,398      $1,280,364  $1,088,229    $30,992,603
=====================================================================================



Metropolitan Financial Corporation
401(k) Savings Plan

Statement of Changes in Net Assets
Available for Benefits (continued)

For the Year ended December 31, 1991




                                                                     Fixed    Guaranteed
                                                                    Income      Interest
________________________________________________________________________________________





Net assets available for benefits at January 1, 1991                          $3,090,075

Additions:
  Contributions from employer
  Employee contributions                                                         801,507
  Interest and dividend income                               $       46,092      418,381
________________________________________________________________________________________
                                                                     46,092    1,219,888

Deductions:
  Benefit payments                                                  (38,807)    (869,445)
  Forfeitures                                                           (83)     (55,299)
  Other                                                              (3,020)     (47,504)
________________________________________________________________________________________
                                                                    (41,910)    (972,248)

Plan transfers in:
  Edina Realty, Inc. Profit Sharing and 401(k) Plan               1,070,380    2,233,130
  Metropolitan Financial Mortgage Corporation
    401(k) Savings Plan                                                        1,483,166
________________________________________________________________________________________
                                                                  1,070,380    3,716,296

Net realized/unrealized appreciation (depreciation)
  in fair value of investments
Interfund transfers                                                 (36,645)     522,022
________________________________________________________________________________________
Net additions                                                     1,037,917    4,485,958
________________________________________________________________________________________
Net assets available for benefits at December 31, 1991           $1,037,917   $7,576,033
========================================================================================


See notes to financial statements.





Metropolitan
   Financial      Plymouth
 Corporation        Growth        Plymouth        Plymouth
      Common        Oppor-         Special      Income and   Participant
       Stock      tunities      Situations          Growth         Loans        Total
_______________________________________________________________________________________

  $2,678,598                                                    $362,626    $6,131,299


   1,100,127                                                                 1,100,127
     206,850      $137,297        $  74,311       $116,324                   1,336,289
     148,381       143,185          137,017         90,913        32,116     1,016,085
______________________________________________________________________________________
   1,455,358       280,482          211,328        207,237        32,116     3,452,501


  (1,292,744)      (28,268)         (31,780)       (25,373)                 (2,286,417)
      (9,555)         (194)             (90)          (460)                    (65,681)
                   (11,983)          (3,072)        (4,355)                    (69,934)
_______________________________________________________________________________________
  (1,302,299)      (40,445)         (34,942)       (30,188)                 (2,422,032)


   1,106,620       691,517          531,634         509,398      384,605     6,527,284

      33,657       192,925          100,048         244,967       58,936     2,113,699
______________________________________________________________________________________
   1,140,277       884,442          631,682         754,365      443,541     8,640,983

   4,584,036       133,854          (77,990)         22,795                  4,662,695
    (330,774)     (109,570)          29,855          (5,999)     (68,889)           --
______________________________________________________________________________________
   5,546,598     1,148,763          759,933         948,210      406,768    14,334,147
______________________________________________________________________________________
  $8,225,196    $1,148,763         $759,933        $948,210     $769,394   $20,465,446
======================================================================================









Metropolitan Financial Corporation
401(k) Savings Plan

Notes to Financial Statements


1.     Significant Accounting Policies

Accounting Method

The accounting records of the Metropolitan Financial Corporation 401(k) Savings Plan (the "Plan") are maintained on the accrual basis.

Investments

Investments are stated at current market value. Brokers' commissions incurred upon the purchase of securities are included in the cost of the securities. Securities traded on a national securities exchange are valued at the last reported sales price on the last day of the year.

The change in the difference between the current value and the cost of investments during the plan year is reflected in the statements of changes in net assets available for benefits as net realized/unrealized appreciation (depreciation) in the fair value of investments.

Securities transactions are recognized on the trade date (date the order to buy or sell is executed). Dividend income is recognized on the ex-dividend date and interest income is accrued as earned. The gain or loss on investments is based on the specific identification method.

Individual annuity cash value represents the cash value of Universal Life Insurance policies less outstanding loans.

Cash and cash equivalents consist primarily of deposits in short-term investment funds.

Expenses

Administrative expenses relating to the operation of the Plan are paid by Metropolitan Financial Corporation (the Company), the Plan sponsor.

Metropolitan Financial Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)


2.     Merger of the Plan

The following plans were merged into the Plan during 1993.





Plan Name                                                     Net Cash     Date of Merger
_________________________________________________________________________________________
Security Financial Group, Inc. ESOP 401(k) Plan             $  141,985     June 1993
American Charter Federal Savings
  and Loan Association Cash or Deferred
  Profit Sharing Plan                                        2,868,198     June 1993
Home Owners Savings bank, FSB  Incentive Savings Plan          700,962     July 1993
Columbia Savings Association Deferred Compensation Plan     $1,983,630     October 1993


3.    Description of the Plan

The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its subsidiaries. Each employee who elects to become a member of the Plan authorizes a deduction of up to 15% of his or her compensation on a before-tax basis, subject to certain limitations. The participant has the option of having the funds invested in fixed income, equity, short-term investment funds or a combination thereof. The
Company can elect to make annual contributions based upon its adjusted net profit as defined in the Plan Agreement.
In addition, the Company matches employee contributions up to 6% of the employee's compensation.

Information about the Plan Agreement, including vesting provisions, is contained in the Metropolitan Financial
Corporation 401(k) Savings Plan - Summary Plan Description, which can be obtained from the plan sponsor's Human
Resources Department.

By action of its Board of Directors, the Company has the right under the Plan Agreement to reduce, suspend or discontinue its contribution to the Plan and to terminate the Plan. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

Metropolitan Financial Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)


4.     Investments and Marketable Securities

The current value of individual investments that represent
5% or more of plan assets is as follows:





                                                                             December 31
                                                                      1993          1992
________________________________________________________________________________________

Metropolitan Financial Corporation common stock                $23,004,168   $17,030,633
Metropolitan Federal Bank, fsb savings certificates              7,598,477     5,190,000
Plymouth Growth Opportunities Portfolio                          3,516,543     1,758,016
Plymouth Income and Growth Portfolio                           $ 2,692,798     1,253,913
Metropolitan Federal Bank,fsb Paymore Savings                           --   $ 1,026,533


5.     Loans to Participants

Under the Plan Agreement, a participant may borrow a portion of his or her vested benefits from the Plan. Loans are limited to the lesser of $50,000 or 1/2 of the participant's vested interest in his or her account. At December 31, 1993 and 1992, respectively, $1,894,588 and $1,088,230 of loans were outstanding at interest rates ranging from 4.96% to 10.30% and 4.96% to 11.00%, respectively.

6.     Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

Metropolitan Financial Corporation
401(k) Savings Plan

Notes to Financial Statements (continued)


7.     Transactions with Parties-in-Interest

On December 31, 1993 and 1992, respectively, the Plan owned 1,394,192 and 1,024,399 shares of common stock of Metropolitan Financial Corporation, the Plan sponsor. Dividend income on these investments for the years ended December 31, 1993 and 1992 was $489,516 and $223,932, respectively. Also, on December 31, 1993 and 1992, the Plan held $7,598,477 and $5,190,000, respectively, in savings certificates and $1,558,481 and $2,644,434, respectively, in deposit accounts of Metropolitan Federal Bank, a wholly-owned subsidiary of the Company. For the years ended December 31, 1993 and 1992, respectively, interest income of $342,100 and $513,641 was earned by the Plan from these investments.

8.     Subsequent Events

Effective January 1, 1994, the Company's Board of Director's approved an amendment to the Plan which reduced the contribution of the Company from 100% to 50% of the employees contribution up to 6% of the employees compensation.

Metropolitan Financial Corporation
401(k) Savings Plan

Schedule of Investments Held for Investment

December 31, 1993





                                        Description of Investment
                                         Including Maturity Date,
Identity of Issue, Borrower,              Rate of Interest, Par or                                      Market
Lessor or Similar Party                       Maturity Date                                  Cost        Value
______________________________________________________________________________________________________________

Mutual funds
Plymouth Growth Opportunities              139,990 shares held                         $2,918,880    $3,516,543
Plymouth Income and Growth                 174,079 shares held                          2,628,626     2,692,798
Plymouth Strategic Opportunities           62,031 shares held                           1,283,956     1,290,244
                                                                                        _______________________
                                                                                        6,831,462     7,499,585

Corporate stock
Metropolitan Financial Corporation
  Common Stock                             1,394,192 shares held                         10,792,351  23,004,168

Individual annuities
First Colony Life Insurance Co.            Individual Annuity cash value                    269,571     269,571
Lincoln National Life Insurance            Individual Annuity cash value                    491,796     491,796
                                                                                         ______________________
                                                                                            761,367     761,367

Interest bearing savings accounts
Metropolitan Federal Bank, fsb                                                            1,529,579   1,529,579

Savings certificates
Metropolitan Federal Bank, fsb            $857,726 principal amount, due
                                          January 13, 1994, 3.5%                            857,726     857,726

Metropolitan Federal Bank, fsb            $325,000 principal amount, due
                                          January 15, 1994, 3.65%                           325,000     325,000

Metropolitan Federal Bank, fsb            $1,685,000 principal amount, due
                                          January 30, 1994, 3.20%                         1,685,000   1,685,000

Metropolitan Federal Bank, fsb            $200,000 principal amount, due
                                          February 23, 1994, 3.05%                          200,000     200,000

Metropolitan Federal Bank, fsb            $500,000 principal amount, due
                                          May 2, 1994, 3.80%                                500,000     500,000





Metropolitan Financial Corporation
401(k) Savings Plan

Schedule of Investments Held (continued)

December 31, 1993





                                         Description of Investment
                                         Including Maturity Date,
Identity of Issue, Borrower,              Rate of Interest, Par or                                      Market
Lessor or Similar Party                       Maturity Date                                  Cost        Value
______________________________________________________________________________________________________________

Savings certificates (continued)
Metropolitan Federal Bank, fsb           $451,929 principal amount, due
                                         June 30, 1994, 5.05%                            $451,930     $451,930

Metropolitan Federal Bank, fsb           $200,000 principal amount, due
                                         July 17, 1994, 7.40%                             200,000      200,000

Metropolitan Federal Bank, fsb           $602,293 principal amount, due
                                         July 17, 1994, 4.50%                             602,293      602,293

Metropolitan Federal Bank, fsb           $160,000 principal amount, due
                                         July 24, 1994, 4.50%                             160,000      160,000

Metropolitan Federal Bank, fsb           $401,528 principal amount, due
                                         July 30, 1994, 4.50%                             401,528      401,528

Metropolitan Federal Bank, fsb           $500,000 principal amount, due
                                         November 10, 1994, 3.30%                         500,000      500,000

Metropolitan Federal Bank, fsb           $815,000 principal amount, due
                                         November 30, 1994, 3.15%                         815,000      815,000

Metropolitan Federal Bank, fsb           $400,000 principal amount, due
                                         December 9, 1994, 3.40%                          400,000      400,000

Metropolitan Federal Bank, fsb           $500,000 principal amount, due
                                         April 2, 1995, 4.20%                             500,000      500,000
______________________________________________________________________________________________________________
                                                                                        7,598,477    7,598,477
______________________________________________________________________________________________________________
Total investments held                                                                $27,513,236  $40,393,176
==============================================================================================================




Metropolitan Financial Corporation
401(k) Savings Plan

Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets

For the period January 1 to December 31, 1993




                                                                                                               Current    Net Gain
                                                                                                              Value of   or (Loss)
                                                                                                              Asset on     on Each
                                         Description of Transactions           Purchase   Selling    Cost of    Transac-  Transac-
Identity of Party Involved                or Series of Transactions               Price     Price      Asset   tion Date      tion
__________________________________________________________________________________________________________________________________


Category (iii)--A series of transactions in a security issue aggregating 5%

Metropolitan Federal Bank, fsb           901 withdrawals from investment
                                         checking account                               $17,906,387  $17,906,387 $17,906,387    --

Metropolitan Federal Bank, fsb           170 deposits to investment
                                         checking account                    $17,882,301              17,882,301  17,882,301    --

Metropolitan Federal Bank, fsb           12 purchased savings certificates     6,992,726               6,992,726   6,992,726    --

Metropolitan Federal Bank, fsb           13 redeemed savings certificates      4,591,479               4,591,479   4,591,479    --

Metropoiltan Federal Bank, fsb           179 deposits to interest-bearing
                                         savings account                       5,767,625               5,767,625   5,767,625    --

Metropolitan Federal Bank, fsb           10 withdrawals from interest-
                                          bearing savings account                         5,264,579    5,264,579   5,264,579    --

Metropolitan Financial Corporation       Purchased 372,733 shares of           6,123,596               6,123,596   6,123,596    --
                                         common stock in a series of
                                         23 transactions



Metropolitan Financial Corporation
401(k) Savings Plan

Schedule of Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets (continued)




There were no reportable transactions of the following types for the period January 1 to December 31, 1993:

     Category (i)--A single transaction in excess of 5% of plan assets.

     Category (ii)--A series of transactions other than securities transactions in excess of 5% of plan assets.

     Category (iv)--Transactions with a person or with respect to a security if any prior or subsequent single transaction within the plan year with such person with respect to securities exceeds 5% of plan assets.

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                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


June 27, 1994                 METROPOLITAN FINANCIAL CORPORATION
                              401(k) SAVINGS PLAN
                              (The Plan)



                              By___________________________________________
                                Sherri Hackett
                                Assistant Vice President
                                Corporate Benefits Manager
                                Metropolitan Financial Corporation
                                Administrator of the Plan



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                     Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-60924) pertaining to the Metropolitan Financial Corporation 401(k) Savings Plan of our report dated June 24, 1994, with respect to the financial statements and schedules of Metropolitan Financial Corporation 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.




                                                              Ernst & Young
Minneapolis, Minnesota
June 29, 1994